Securities and Exchange Commission

Washington, DC 20549

Schedule 14D–9F

Solicitation/Recommendation Statement

Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934

and Rules 14d–1(b) and 14e–2(c) Thereunder

ZARLINK SEMICONDUCTOR INC.

(Name of Subject Company)

Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

ZARLINK SEMICONDUCTOR INC.

(Name of Person Filing Statement)

Common Shares, no par value *

6.0% Convertible Unsecured Subordinated Debentures Due September 30, 2012

(Title of Class of Securities)

989139 10 0

989139 AA 8

(CUSIP Number of Class of Securities)

Andre Levasseur

Senior Vice President of Finance and Chief Financial Officer

Zarlink Semiconductor Inc.

400 March Road

Ottawa, Ontario, Canada K2K 3H4

Telephone: (613) 270-7270

(Name, address and telephone number of person(s)

authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Sonia Struthers McCarthy Tétrault LLP Suite 2500, 1000 De La Gauchetière West Montreal, Quebec, Canada H3B 0A2 (514) 397-4100	Denise Tormey SNR Denton US LLP Two World Financial Center New York, New York 10281 (212) 768-6700
__________
*
Each Common Share includes a limited duration right to purchase a specified number of Common Shares calculated in accordance with the terms of the Shareholders Rights Plan Agreement, dated July 25, 2011, between Zarlink Semiconductor Inc. and Computershare Investor Services Inc., as rights agent. Prior to the occurrence of certain events, none of which have occurred as of September 1, 2011, the Rights will not be exercisable or evidenced separately from the Common Shares.

Part I—Information Required To Be Sent to Shareholders

Item 1. Home Jurisdiction Documents

See Exhibit 1.1 - Directors’ Circular, dated September 1, 2011, of Zarlink Semiconductor Inc. (the “Directors’ Circular”)

Item 2. Informational Legends

See “Notice to United States Holders” on the outside front cover of the Directors’ Circular.

Part II—Information Not Required To Be Sent to Shareholders

(1) Not applicable

(2) Not applicable

(3) Not applicable

Part III—Undertaking and Consent to Service of Process

1. Undertaking

The Subject Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

2. Consent to Service of Process .

(a) At the time of filing this Schedule, the Subject Company has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b) Any change to the name or address of the Subject Company’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Subject Company.

Part IV—Signatures

By signing this Schedule, the persons signing consent without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with filing on this Schedule 14D–9F or any purchases or sales of any security in connection therewith, may be commenced against them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       ZARLINK SEMICONDUCTOR INC.

Date: September 1, 2011                                                                           By: /s/ Gary Tanner

                                                                                     Gary Tanner

                                                                                     President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
1.1	Directors’ Circular, dated September 1, 2011, of Zarlink Semiconductor Inc.
1.2	News Release dated September 1, 2011